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                                Sub-Item 77(H)
                       Changes in Control of Registrant

Michael Fuchs became a control person of Dover Responsibility Fund due to purchases of shares during February 2007. As of April 30, 2007, Michael Fuchs owned 28.706% of Dover Responsibility Fund's outstanding shares.